Filed Pursuant to Rule 424(b)(5)
Registration No. 333-105098

PROSPECTUS SUPPLEMENT (To prospectus dated June 3, 2003)

2,500,000 Units

Merrill Lynch & Co., Inc.

S&P 500® Market Index Target-Term Securities®

due September 3, 2008

“MITTS® Securities”

$10 principal amount per unit

The MITTS Securities:

•   100% principal protection at maturity.

•   No payments before the maturity date.

•   Senior unsecured debt securities of Merrill Lynch &
    Co., Inc.

•   Linked to the value of the S&P 500 Index.

•   The MITTS Securities have been approved for quotation on

     the Nasdaq National Market under the symbol “SPPX”.

•   Expected closing date: September 3, 2003.

Payment at maturity:

•     On the maturity date, for each unit of MITTS Securities you own, we will pay you an amount equal to the sum of the principal amount of each unit and an additional amount based on the percentage increase, if any, in the value of the S&P 500 Index, reduced by an annual adjustment factor of 2.65%, as described in this prospectus supplement.

•     At maturity, you will receive no less than the principal
amount of your MITTS Securities.

Investing in the MITTS Securities involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$25,000,000
Underwriting discount	$.20	$500,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$24,500,000

Merrill Lynch & Co.

The date of this prospectus supplement is August 27, 2003.

“MITTS” and “Market Index Target-Term Securities” are registered service marks and “Protected Growth” is a service mark of  Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®”, “S&P®” and “500”, are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch Capital Services, Inc., and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the S&P 500® Market Index Target-Term Securities® due September 3, 2008. You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the MITTS Securities, the S&P 500 Index and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

The MITTS Securities will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on September 3, 2008. We cannot redeem the MITTS Securities at an earlier date. We will not make any payments on the MITTS Securities until maturity.

Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

What will I receive on the stated maturity date of the MITTS Securities?

We have designed the MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the value of the S&P 500 Index as reduced by the Adjustment Factor. On the stated maturity date, you will receive a cash payment on the MITTS Securities equal to the sum of two amounts: the “principal amount” and the “Supplemental Redemption Amount”, if any.

Principal Amount

The “principal amount” per unit is $10.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$10 x	(	Adjusted Ending Value – Starting Value Starting Value	)

but will not be less than zero.

The “Starting Value” equals 996.79, the closing value of the S&P 500 Index on August 27, 2003, the date the MITTS Securities were priced for initial sale to the public (the “Pricing Date”).

The “Adjusted Ending Value” means the average, arithmetic mean, of the values of the S&P 500 Index at the close of the market on five business days shortly before the maturity of the MITTS Securities as reduced on each day by the application of the Adjustment Factor. As described below, the Adjustment Factor is applied each day over the entire term of the MITTS Securities to reduce the closing values of the S&P 500 Index used to calculate the Adjusted Ending Value. We may calculate the Adjusted Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the stated maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of stocks included in the S&P 500 Index or certain futures or option contracts relating to the S&P 500 Index.

The “Adjustment Factor” is a fixed percentage equal to 2.65% per year and will be pro-rated based on a 365-day year and applied over the entire term of the MITTS Securities on each calendar day to reduce the closing values of the S&P 500 Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of the S&P 500 Index used to calculate the Supplemental Redemption Amount during the Calculation Period will be approximately 12.42% less than the actual closing value of the S&P 500 Index on each day during the Calculation Period. For a detailed discussion of how the Adjustment Factor will affect the value of the S&P 500 Index used to calculate the Supplemental Redemption Amount, see “Description of the MITTS Securities—Payment at Maturity” in this prospectus supplement.

For more specific information about the Supplemental Redemption Amount, please see the section “Description of the MITTS Securities” in this prospectus supplement.

We will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. If the Adjusted Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

Examples

Here are two examples of Supplemental Redemption Amount calculations:

Example 1—At the stated maturity, the S&P 500 Index, as adjusted, is below the Starting Value:

Starting Value: 996.79

Hypothetical average closing value of the S&P 500 Index for the calculation period: 1,046.63

Hypothetical Adjusted Ending Value: 916.61

Supplemental Redemption Amount (per unit) = $10 ×	(916.61 – 996.79 996.79)	= $0	(Supplemental Redemption Amount cannot be less than zero)

Total payment at maturity (per unit) = $10 + $0 = $10

Example 2—At the stated maturity, the S&P 500 Index, as adjusted, is above the Starting Value:

Starting Value: 996.79

Hypothetical average closing value of the S&P 500 Index for the calculation period: 1,794.22

Hypothetical Adjusted Ending Value: 1,571.33

Supplemental Redemption Amount (per unit) = $10 ×	(1,571.33 – 996.79)	= $5.76
996.79

Total payment at maturity (per unit) = $10 + $5.76 = $15.76

Who publishes the S&P 500 Index and what does the S&P 500 Index measure?

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and is intended to provide an indication of the pattern of common stock price movement. The value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock. As of July 31, 2003, 424 companies or 84.0% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange (the “NYSE”); 74 companies or 15.8% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the S&P 500 Index traded on the American Stock Exchange (the “AMEX”). As of July 31, 2003, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 78% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market.

Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the S&P 500 Index or the value of any dividends paid on those stocks.

How has the S&P 500 Index performed historically?

We have included a graph showing the year-end closing value of the S&P 500 Index for each year from 1947 through 2002 and a graph and table showing the month-end closing value of the S&P 500 Index from January 1996 through July 2003 in the section entitled “The S&P 500 Index—Historical Data on the S&P 500 Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500 Index in various economic environments; however, past performance of the S&P 500 Index is not necessarily indicative of how the S&P 500 Index will perform in the future.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal 3.934% per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a MITTS Security for $10 and hold the MITTS Security until maturity, you will be required to pay taxes on the following amounts of ordinary income from the MITTS Security each year: $0.1287 in 2003, $0.4025 in 2004, $0.4184 in 2005, $0.4350 in 2006, $0.4514 in 2007 and $0.3139 in 2008. However, in 2008, the amount of ordinary income that you will be required to pay taxes on from owning each MITTS Security may be greater or less than $0.3139, depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $2.1499, you may have a loss which you could deduct against other income you may have in 2008, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this prospectus supplement.

Will I receive interest payments on the MITTS Securities?

You will not receive any interest payments on the MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the MITTS Securities for investors who are willing to forego market interest payments on the MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the S&P 500 Index.

Will the MITTS Securities be listed on a stock exchange?

The MITTS Securities have been approved for quotation on the Nasdaq National Market under the symbol “SPPX”. You should be aware that the quotation of the MITTS Securities on the Nasdaq will not necessarily ensure that a liquid trading market will be available for the MITTS Securities. You should review “Risk Factors—There may be an uncertain trading market for the MITTS Securities” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S intends to buy and sell the MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during the initial distribution of the MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Adjusted Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could, result in a conflict of interest between MLPF&S’ status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the MITTS Securities is subject to risks. Please refer to the section “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the MITTS Securities is suitable for you.

You may not earn a return on your investment

You should be aware that if the Adjusted Ending Value does not exceed the Starting Value on the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the S&P 500 Index

The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the S&P 500 Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor and because the value of the S&P 500 Index is calculated by reference to the prices of the stocks included in the S&P 500 Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the MITTS Securities

The MITTS Securities have been approved for quotation on the Nasdaq National Market under the symbol “SPPX”. While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the MITTS Securities will trade. You cannot assume that a trading market will develop for the MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the S&P 500 Index.

If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the S&P 500 Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

The value of the S&P 500 Index is expected to affect the trading value of the MITTS Securities.    We expect that the market value of the MITTS Securities will depend substantially on the amount by which the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value. If you choose to sell your MITTS Securities when the value of the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the S&P 500 Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your MITTS Securities when the value of the S&P 500 Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates or dividends per share may increase the value of the S&P 500 Index while falling U.S. dividend rates may decrease the value of the S&P 500 Index.

Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities.    Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in U.S. interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Rising U.S. interest rates may lower the value of the S&P 500 Index and, thus, the MITTS Securities. Falling U.S. interest rates may increase the value of the S&P 500 Index and, thus, may increase the value of the MITTS Securities.

Changes in the volatility of the S&P 500 Index are expected to affect the trading value of the MITTS Securities.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the S&P 500 Index increases we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the S&P 500 Index decreases, we expect the value of the MITTS Securities will decrease.

As the time remaining to maturity of the MITTS Securities decreases, the “time premium” associated with the MITTS Securities will decrease.    We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the S&P 500 Index. This difference will reflect a “time premium” due to expectations concerning the value of the S&P 500 Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

Changes in dividend yields of the stocks included in the S&P 500 Index are expected to affect the trading value of the MITTS Securities.    In general, if dividend yields on the stocks included in the S&P 500 Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the S&P 500 Index decrease, we expect that the value of the MITTS Securities will increase.

Changes in our credit ratings may affect the trading value of the MITTS Securities.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase, if any, in the value of the S&P 500 Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the S&P 500 Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

New York State law governs the 1983 Indenture under which the MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the S&P 500 Index or futures or options contracts on the S&P 500 Index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the S&P 500 Index in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts

Our subsidiary, MLPF&S, is our agent for the purposes of calculating the Adjusted Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S’ role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a value of the S&P 500 Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the S&P 500 Index. See “Description of the MITTS Securities—Adjustments to the S&P 500 Index; Market Disruption Events” and
“—Discontinuance of the S&P 500 Index” in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the MITTS Securities. See “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE MITTS SECURITIES

ML&Co. will issue the MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The MITTS Securities will mature on September 3, 2008.

While at maturity a beneficial owner of a MITTS Security will receive the sum of the principal amount of the MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See “—Payment at maturity”.

The MITTS Securities will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, holders of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the MITTS Securities in denominations of whole units each with a principal amount of $10.00 per unit. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The MITTS Securities will not have the benefit of any sinking fund.

Payment at maturity

At maturity, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Adjusted Ending Value does not exceed the Starting Value, a beneficial owner will be entitled to receive only the principal amount of the MITTS Security.

The “Supplemental Redemption Amount” for a MITTS Security will be determined by the calculation agent and will equal:

principal amount of each MITTS Security ($10 per unit) ×	(	Adjusted Ending Value – Starting Value Starting Value	)

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Starting Value” equals 996.79, the closing value of the S&P 500 Index on the Pricing Date.

The “Adjusted Ending Value” will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the S&P 500 Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Value will equal the average, arithmetic mean, of the closing values of the S&P 500 Index on those Calculation Days, as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the S&P 500 Index on that Calculation Day, as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the S&P 500 Index determined on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event on that Index Business Day. As described below, the Adjustment Factor is applied each day over the entire term of the MITTS Securities to reduce the closing values of the S&P 500 Index used to calculate the Adjusted Ending Value.

The “Adjustment Factor” is a fixed percentage equal to 2.65% per year and will be applied over the entire term of the MITTS Securities. For each calendar day during the term of the MITTS Securities, we will apply this percentage on a pro-rated basis based on a 365-day year to reduce the values of the S&P 500 Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of the S&P 500 Index used to calculate your Supplemental Redemption Amount during the Calculation Period will be approximately 12.42% less than the actual value of the S&P 500 Index on each day during the Calculation Period.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the NYSE, the AMEX and the Nasdaq Stock Market are open for trading and the S&P 500 Index or any successor index is calculated and published.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

The following table illustrates, for the Starting Value and a range of hypothetical average closing values of the S&P 500 Index:

•	the percentage change from the Starting Value to the hypothetical average closing value,

•	the Adjusted Ending Values used to calculate the Supplemental Redemption Amount,

•	the total amount payable at maturity for each unit of MITTS Securities,

•	the total rate of return to beneficial owners of the MITTS Securities,

•	the pretax annualized rate of return to beneficial owners of MITTS Securities, and

•	the pretax annualized rate of return of an investment in the stocks included in the S&P 500 Index, which includes an assumed aggregate dividend yield of 1.66% per annum, as more fully described below.

Hypothetical average closing value during the calculation period	Percentage change from the Starting Value to the average closing value	Adjusted Ending Value (1)	Total amount payable at maturity per unit of the MITTS Securities	Total rate of return on the MITTS Securities	Pretax annualized rate of return on the MITTS Securities (2)	Pretax annualized rate of return of stocks included in the S&P 500 Index (2)(3)
598.07	–40%	523.78	$10.00	0.00%	0.00%	–8.04%
697.75	–30%	611.07	$10.00	0.00%	0.00%	–5.24%
797.43	–20%	698.37	$10.00	0.00%	0.00%	–2.73%
897.11	–10%	785.66	$10.00	0.00%	0.00%	–0.44%
996.79(4)	0%	872.96	$10.00	0.00%	0.00%	1.67%
1,096.47	10%	960.26	$10.00	0.00%	0.00%	3.63%
1,196.15	20%	1,047.55	$10.51	5.09%	0.99%	5.47%
1,295.83	30%	1,134.85	$11.39	13.85%	2.61%	7.19%
1,395.51	40%	1,222.14	$12.26	22.61%	4.11%	8.82%
1,495.19	50%	1,309.44	$13.14	31.37%	5.53%	10.37%
1,594.86	60%	1,396.74	$14.01	40.12%	6.85%	11.84%
1,694.54	70%	1,484.03	$14.89	48.88%	8.11%	13.25%
1,794.22	80%	1,571.33	$15.76	57.64%	9.30%	14.59%
1,893.90	90%	1,658.62	$16.64	66.40%	10.44%	15.89%
1,993.58	100%	1,745.92	$17.52	75.15%	11.52%	17.13%
2,093.26	110%	1,833.22	$18.39	83.91%	12.55%	18.33%
2,192.94	120%	1,920.51	$19.27	92.67%	13.54%	19.49%

(1)	The Adjusted Ending Values specified in this column are approximately 12.42% less than the hypothetical average closing values of the S&P 500 Index as a result of the application of the Adjustment Factor of 2.65% per annum over the term of the MITTS Securities.
(2)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks that equals the percentage change in the S&P 500 Index from the Starting Value to the relevant hypothetical average closing value;
(b)	a constant dividend yield of 1.66% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the S&P 500 Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical average closing value;

(c)	no transaction fees or expenses; and
(d)	an investment term from September 3, 2003 to September 3, 2008.
(4)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount, received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Adjusted Ending Value determined by the calculation agent as described in this prospectus supplement.

Adjustments to the S&P 500 Index; Market Disruption Events

If at any time Standard & Poor’s changes its method of calculating the S&P 500 Index, or the value of the S&P 500 Index changes, in any material respect, or if the S&P 500 Index is in any other way modified so that the S&P 500 Index does not, in the opinion of the calculation agent, fairly represent the value of the S&P 500 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the S&P 500 Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the S&P 500 Index, as so adjusted. Accordingly, if the method of calculating the S&P 500 Index is modified so that the value of the S&P 500 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the S&P 500 Index in order to arrive at a value of the S&P 500 Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the S&P 500 Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the S&P 500 Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material”.

As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the S&P 500 Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the S&P 500 Index

If Standard & Poor’s discontinues publication of the S&P 500 Index and Standard & Poor’s or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the S&P 500 Index (a “successor index”), then, upon the calculation agent’s notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by Standard & Poor’s or any other entity for the S&P 500 Index and calculate the Adjusted Ending Value as described above under “—Payment at maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. shall cause notice to be given to holders of the MITTS Securities.

In the event that Standard & Poor’s discontinues publication of the S&P 500 Index and:

•	the calculation agent does not select a successor index, or

•	the successor index is no longer published on any of the Calculation Days,

the calculation agent will compute a substitute value for the S&P 500 Index in accordance with the procedures last used to calculate the S&P 500 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the S&P 500 Index as described below, the successor index or value will be used as a substitute for the S&P 500 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Standard & Poor’s discontinues publication of the S&P 500 Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Adjusted Ending Value, and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq Stock Market are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each MITTS Security, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities, provided, however, the Adjustment Factor will be applied to the values used to calculate the Supplemental Redemption Amount as if the MITTS Securities had not been accelerated and had remained outstanding to the stated maturity date. See “—Payment at maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

In case of default in payment of the MITTS Securities, whether at the stated maturity date or upon acceleration, from and after that date the MITTS Securities will bear interest, payable upon demand of their holders, at the rate of 1.34% per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

THE S&P 500 INDEX

Standard & Poor’s publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of July 31, 2003, 424 companies or 84.0% of the market capitalization of the S&P 500 Index traded on the NYSE; 74 companies or 15.8% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the S&P 500 Index traded on the AMEX. As of July 31, 2003, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 78% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (11.1%), Consumer Staples (11.4%), Energy (5.6%), Financials (21.1%), Health Care (14.4%), Industrials (10.6%), Information Technology (16.8%), Materials (2.8%), Telecommunication Services (3.6%) and Utilities (2.8%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, and due to the application of the Adjustment Factor, the return on the MITTS Securities will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the MITTS Securities.

Computation of the S&P 500 Index

Standard & Poor’s currently computes the S&P 500 Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(e)	the current aggregate market value of all component stocks is divided by the Base Value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount, if any, payable to beneficial owners of MITTS Securities upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500 Index, and

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value ×	(		)	= New Base Value
New Market Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

The following graph sets forth the closing values of the Index on the last business day of each year from 1947 through 2002, as published by Standard & Poor’s. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount which may be payable to holders of the MITTS Securities at the maturity date.

The following table sets forth the value of the S&P 500 Index at the end of each month, in the period from January 1996 through July 2003. These historical data on the S&P 500 Index are not indicative of the future performance of the S&P 500 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the MITTS Securities.

Month-End Closing Values of the S&P 500 Index

	1996	1997	1998	1999	2000	2001	2002	2003
January	636.02	786.16	980.28	1,279.64	1,394.46	1,366.01	1,130.20	855.70
February	640.43	790.82	1,049.34	1,238.33	1,366.42	1,239.94	1,106.73	841.15
March	645.50	757.12	1,101.75	1,286.37	1,498.58	1,160.33	1,147.39	848.18
April	654.17	801.34	1,111.75	1,335.18	1,452.43	1,249.46	1,076.92	916.92
May	669.12	848.28	1,090.82	1,301.84	1,420.60	1,255.82	1,067.14	963.59
June	670.63	885.14	1,133.84	1,372.71	1,454.60	1,224.42	989.82	974.50
July	639.95	954.29	1,120.67	1,328.72	1,430.83	1,211.23	911.62	990.31
August	651.99	899.47	957.28	1,320.41	1,517.68	1,133.58	916.07
September	687.31	947.28	1,017.01	1,282.71	1,436.51	1,040.94	815.28
October	705.27	914.62	1,098.67	1,362.93	1,429.40	1,059.78	885.76
November	757.02	955.40	1,163.63	1,388.91	1,314.95	1,139.45	936.31
December	740.74	970.43	1,229.23	1,469.25	1,320.28	1,148.08	879.82

The following graph sets forth the performance of the S&P 500 Index at the end of each month presented in the table above. Past movements of the S&P 500 Index are not necessarily indicative of the future S&P 500 Index values. On August 27, 2003, the Pricing Date, the closing value of the S&P 500 Index was 996.79.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. S&P makes no warranty, express or implied, as to results to be obtained by ML&Co., MLPF&S, holders of the MITTS Securities, or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this prospectus or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

S&P and Merrill Lynch Capital Services, Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch Capital Services, Inc., in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the MITTS Securities, and ML&Co. is an authorized sublicensee of Merrill Lynch Capital Services, Inc.

The license agreement between S&P and Merrill Lynch Capital Services, Inc. provides that the following language must be stated in this prospectus:

“The MITTS Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the MITTS Securities. S&P has no obligation to take the needs of ML&Co. or the holders of the MITTS Securities into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the MITTS Securities, prices at which the MITTS Securities are to initially be sold, or quantities of the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding MITTS Securities as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “Final Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

In particular, solely for purposes of applying the Final Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $2.1499 per unit (the “Projected Supplemental Redemption Amount”). This represents an estimated yield on the MITTS Securities equal to 3.934% per annum, compounded semiannually. Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security’s adjusted issue price will equal the MITTS Security’s issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $2.1499 per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $2.1499 per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $2.1499 per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $2.1499 per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $2.1499 per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder’s adjusted tax basis in a MITTS Security generally will equal such U.S. Holder’s initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over the term of the MITTS Securities based upon the projected payment schedule for the MITTS Securities (including both the Projected Supplemental Redemption Amount and an estimated yield equal to 3.934% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the Final Regulations to the MITTS Securities:

Accrual Period	Interest deemed to accrue on MITTS Securities during accrual period (per unit)	Total interest deemed to have accrued on MITTS Securities as of end of accrual period (per unit)
September 3, 2003 through March 3, 2004	$0.1962	$0.1962
March 4, 2004 through September 3, 2004	$0.2005	$0.3967
September 4, 2004 through March 3, 2005	$0.2045	$0.6012
March 4, 2005 through September 3, 2005	$0.2085	$0.8097
September 4, 2005 through March 3, 2006	$0.2127	$1.0224
March 4, 2006 through September 3, 2006	$0.2168	$1.2392
September 4, 2006 through March 3, 2007	$0.2211	$1.4603
March 4, 2007 through September 3, 2007	$0.2254	$1.6857
September 4, 2007 through March 3, 2008	$0.2298	$1.9155
March 4, 2008 through September 3, 2008	$0.2344	$2.1499

Projected Supplemental Redemption Amount = $2.1499 per unit.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MITTS Security, unless such  non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the MITTS Securities to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Internal Revenue Code (the “Code”) prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions.

The U.S. Department of Labor has granted ML&Co. an administrative exemption (Prohibited Transaction Exemption 2000-63, 65 F.R. 76306 (December 6, 2000)) from some of the prohibited transaction rules under ERISA and the related excise tax provisions under Section 4975 of the Code. The exemption applies with respect to (1) the purchase or sale by employee benefit plans (“Plans”), other than Plans sponsored by ML&Co. or its affiliates, of MITTS Securities, and (2) the extension of credit by the Plans to ML&Co. and its affiliates in connection with the holding of the MITTS Securities.

In order to qualify for the exemption, certain conditions, including but not limited to the following, must be met:

•  The decision to invest in the MITTS Securities is made by a Plan fiduciary (or a participant in a Plan that provides for participant-directed investments) which is independent of ML&Co.

•  ML&Co. does not have any discretionary authority or control or provide any investment advice with respect to the Plan assets involved in the MITTS Securities transactions.

•  The Plans pay no fees or commissions to us or our affiliates in connection with the MITTS Securities transactions, other than certain principal mark-ups.

•  A Plan generally should not invest more than 15 percent of the Plan’s assets (at the time of the acquisition) in any of the MITTS Securities.

•  The terms of a Plan’s investment in the MITTS Securities are at least as favorable to the Plan as those available to an unrelated non-Plan investor in a comparable arm’s length transaction at the time of such acquisition.

If either of the following events occur, the investment will cease to qualify for the exemption.

•  The MITTS Securities are no longer quoted on the National Association of Securities Dealers Automated Quotations Systems and are not listed on the NYSE or the AMEX.

•  The MITTS Securities are no longer rated in one of the three highest generic rating categories by at least one nationally-recognized statistical rating service at the time of their acquisition.

For a complete description of conditions, please review the full text of the exemption granted to ML&Co. You may obtain a copy of the exemption by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, corporatesecretary@exchange.ml.com. Prospective Plan investors are encouraged to consult with their legal advisors regarding the impact of ERISA and the Code, the applicability of the exemption, and the potential consequences in their specific circumstances of an investment in MITTS Securities.

Each Plan investor by its purchase of any MITTS Security on behalf of any Plan, represents on behalf of itself and the Plan, that the acquisition, holding and any subsequent disposition of the MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the MITTS Securities will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount, if any.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $25,000,000 aggregate principal amount of MITTS Securities. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the MITTS Securities if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the MITTS Securities subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the MITTS Securities. Accordingly, offerings of the MITTS Securities will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the MITTS Securities.

If the underwriter creates a short position in the MITTS Securities in connection with the offering, i.e., if it sells more units of the MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment options exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the MITTS Securities, has no overallotment option, it would be required to closeout a short position in the MITTS Securities by purchasing MITTS Securities in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MITTS Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the MITTS Securities. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE MITTS SECURITIES

The validity of the MITTS Securities will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 28, 2003 and March 29, 2002 and June 27, 2003 and June 28, 2002, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Reports on Form 10-Q for the quarters ended March 28, 2003 and June 27, 2003 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because such reports are not “reports” or “parts” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Adjusted Ending Value	S-3
Adjustment Factor	S-4
Business Day	S-14
Calculation Day	S-11
Calculation Period	S-11
Index Business Day	S-11
Market Disruption Event	S-13
MITTS Securities	S-1
Pricing Date	S-3
principal amount	S-3
Projected Supplemental Redemption Amount	S-20
Starting Value	S-3
successor index	S-14
Supplemental Redemption Amount	S-3

2,500,000 Units

Merrill Lynch & Co., Inc.

S&P 500® Market Index Target-Term Securities®

due September 3, 2008

“MITTS® Securities”

$10 principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

August 27, 2003

“MITTS” and “Market Index Target-Term Securities” are registered service marks of Merrill Lynch & Co., Inc.